Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

February 3, 2014

Via EDGAR and United Parcel Service

Susan Block

Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enerpulse Technologies, Inc.
Amendment No. 3 to
Registration Statement on Form S-1
Filed January 6, 2014
File No. 333-191471

Dear Ms. Block:

On behalf of Enerpulse Technologies, Inc. (the “Company”), we are responding to the comments in the letter from the Staff dated January 24, 2014, relating to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed on January 6, 2014 (“Amendment No. 3”). We are including a courtesy marked copy of the Company’s Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 4”) indicating the changes made thereon from the Amendment No 3 filed with the Commission.

The responses below have been numbered to correspond with the comments in your January 24, 2014, letter.

Outside Front Cover Page of Prospectus

1.	We note the statement that “Freepoint and Roth are referred to collectively as the selling stockholders.” It appears that Northland Capital Markets should also be included in this definition due to its offer of Underwriter Compensation Warrant Shares. Please revise throughout, as necessary, or advise.

Company Response to Comment 1:

The Company respectfully informs the Staff that it does not believe that Roth Capital Partners LLC or Northland Capital Markets should be considered selling stockholders with respect to the Underwriter Compensation Warrant or Underwriter Compensation Warrant Shares as such securities have not been issued or sold but rather are being primarily offered as part of the Company’s underwritten public offering, and will only be issued as part of such public offering, and Roth Capital Partners LLC and Northland Capital Markets are considered underwriters with respect to such securities.

Securities and Exchange Commission

Division of Corporate Finance

February 3, 2014

2.	Please remove reference to the “Sole Book-Running Manager” and “Co- Manager.”

Company Response 2:

The Company respectfully informs the Staff that it has revised Amendment No. 3 to reflect this comment.

3.	We note your responses to our prior comments 2 and 3. Please clarify to us whether it is intended that the selling shareholder shares will be sold at different prices than the primary offering. It appears to us that the selling shareholder shares, including the warrants, should be sold at fixed prices until a market develops.

Company Response 3:

The Company respectfully informs the Staff that Amendment No. 3 has been revised to include disclosure that the selling shareholder shares will be sold at a fixed price of $3.00 and the warrants will sold at a fixed price of $2.66 per warrant, in each case until such time as a public market develops. Please see the outside cover page and page 26 of Amendment No. 4.

Summary, page 1

Growth Strategy, page 3

4.	Please balance the disclosure in this section to discuss the period during which you furloughed your sales team, as mentioned on page 37. In addition if this furlough is ongoing please consider adding a risk factor.

Company Response 4:

The Company respectfully informs the Staff that Amendment No. 3 has been revised to include the requested disclosure below:

“During the four months from May 2013 through September 2013, our sales team was furloughed. This was due to our business decision to allocate more funding to automotive OEM business development activities rather than to further expansion of automotive aftermarket distribution at that time. Following the end of the furlough in September 2013, the sales team returned to work.”

Securities and Exchange Commission

Division of Corporate Finance

February 3, 2014

Please see pages 4 and 47 of Amendment No. 4.

Executive Compensation, page 58

5.	Please update this section to provide disclosure for the most recently completed fiscal year or advise.

Company Response 5:

The Company respectfully informs the Staff that Amendment No. 3 has been revised to include the requested information. Please see page 58 of Amendment No. 4.

Description of Securities to be Registered, page 69

Warrants, page 69

Common Stock Purchase Warrants, page 69

6.	Please revise the first sentence to clarify that you are disclosing all material terms and provisions.

Company Response 6:

The Company respectfully informs the Staff that Amendment No. 3 has been revised as to include the requested clarification. Please see page 69 of Amendment No. 4.

***

Securities and Exchange Commission

Division of Corporate Finance

February 3, 2014

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated January 24, 2014. Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgment.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark C Lee

Mark C Lee
Shareholder

Enclosures

Securities and Exchange Commission

Division of Corporate Finance

February 3, 2014

ACKNOWLEDGEMENT

In connection with Enerpulse Technologies, Inc.’s (the “Company”) letter dated February 3, 2014, addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ENERPULSE TECHNOLOGIES, INC.

/s/ Joseph E. Gonnella
Joseph E. Gonnella, Chief Executive Officer